itracHEALTH Corp (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

itracHEALTH Corp.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$30,168.52
Accounts Receivable	$0.00
Other Current Assets	$3,328.26
Total Current Assets	**$33,496.78**
Fixed Assets	$182,696.49
Other Assets	$1,190,311.51
TOTAL ASSETS	**$1,406,504.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$373,958.06
Credit Cards	$31,122.83
Other Current Liabilities	
Direct Deposit Payable	1,764.15
Loan Payable - Cesar & Myrna Garcia (MYMADA)	2,688,162.45
Payroll Liabilities	-1,424.16
PPP Loan - CARESAct PPP	0.00
Total Other Current Liabilities	**$2,688,502.44**
Total Current Liabilities	**$3,093,583.33**
Total Liabilities	**$3,093,583.33**
Equity	$ -1,687,078.55
TOTAL LIABILITIES AND EQUITY	**$1,406,504.78**

itracHEALTH Corp.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$18,266.88**
Accounts Receivable	**$0.00**
Other Current Assets	**$8,684.76**
Total Current Assets	**$26,951.64**
Fixed Assets	**$182,696.49**
Other Assets	**$1,190,311.51**
TOTAL ASSETS	**$1,399,959.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	**357,006.22**
Accounts Payable (A/P) - EUR	0.00
Total Accounts Payable	**$357,006.22**
Credit Cards	**$20,267.79**
Other Current Liabilities	
Direct Deposit Payable	1,771.62
Loan Payable - Cesar & Myrna Garcia (MYMADA)	2,412,340.88
Payroll Liabilities	**393.19**
PPP Loan - CARESAct PPP	0.00
Total Other Current Liabilities	**$2,414,505.69**
Total Current Liabilities	**$2,791,779.70**
Total Liabilities	**$2,791,779.70**
Equity	
Additional Paid-In Capital	433,597.00
Common Stock	**175,000.00**
Members Equity	-2,323,500.88
Opening Balance Equity	-503,719.28
Options - Shareholder value Issued I/L Cash	84,000.00
Owner's Equity - SAFE Investments	**1,407,210.55**
Net Income	-664,407.45
Total Equity	**$ -1,391,820.06**
TOTAL LIABILITIES AND EQUITY	**$1,399,959.64**

Profit and Loss

itracHEALTH Corp.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Automobile Expense	$198.69
Bank Service Charges	$511.03
Computer and Internet Expenses	$19,701.48
Corporate TAX	$2,850.00
Dues and Subscriptions	$1,051.39
Employees Activities	$591.48
Fees - Applications	$253.00
Fund Raising Expense	$12,043.43
Interest Expense	$3,850.74
Legal Expense	$6,491.50
Patent Expense	$2,340.27
Total for Legal Expense	**$8,831.77**
Marketing Expense	$282.74
Miscellaneous Supplies	$568.85
Office Supplies	$399.39
Payroll Expenses	0
Stock-based Compensation Expense	$139,627.00
Taxes	$10,558.18
Wages	$127,800.00
Total for Payroll Expenses	**$277,985.18**
Postage and Delivery	$1,923.68
Professional Fees	$5,616.88
Prototype Materials	$3,181.01
Rent Expense	$48,387.24
Software Development Salaries-Outsourced	$110,446.72
Software License-Non Durable	$1,230.00
Telephone Expense	$1,002.01
Travel	**$2,639.52**
Travel Expense	$889.26
Total for Expenses	**$504,435.49**
Net Operating Income	**-$504,435.49**
Other Income	
Other Expenses	
Unrealized Gain or Loss	
Total for Other Expenses	**0**
Net Other Income	**0**
Net Income	**-$504,435.49**

itracHEALTH Corp.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0**
Expenses	
Automobile Expense	782
Bank Service Charges	1,658
Business Licenses and Permits	81
Charitable Contributions	30
Computer and Internet Expenses	20,164
Corporate TAX	2,739
Discounts/Refunds Given	-310
Dues and Subscriptions	2,031
Employees Activities	540
Fund Raising Expense	32,562
Insurance Expense	724
Interest Expense	111,138
Legal Expense	**250**
Marketing Expense	2,809
Miscellaneous Supplies	50
Moving Expense	3,474
Office Equipment	2,223
Office Supplies	-178
Payroll Expenses	**291,233**
Postage and Delivery	2,649
Professional Fees	7,913
Prototype Materials	4,506
Purchases	134
Reimbursements	517
Rent Expense	44,173
Repairs & Maintenance	140
Software Development Salaries-Outsourced	120,006
Software License-Non Durable	1,230
Telephone Expense	2,667
Tools	97
Travel	**571**
Travel Expense	1,406
Uncategorized Expense	0
Total Expenses	**$658,009**
NET OPERATING INCOME	**$ -658,009**
Other Expenses	**$6,398**
NET OTHER INCOME	**$ -6,398**
NET INCOME	**$ -664,407**

itracHEALTH Corp.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-504,435.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset-1	-15.00
Prepaid Legal Expenses	5,371.50
Accounts Payable	16,951.84
CAPITAL One Credit Card (3259)	9,549.27
Credit Card (5268)	1,305.77
Direct Deposit Payable	-7.47
Loan Payable - Cesar & Myrna Garcia (MYMADA)	275,821.57
Payroll Liabilities:Federal Taxes (941/944)	-1,640.95
Payroll Liabilities:Federal Unemployment (940)	-15.90
Payroll Liabilities:FL Unemployment Tax	9.50
Payroll Liabilities:NC Income Tax	-20.00
Payroll Liabilities:NC Unemployment Tax	-150.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**307,160.13**
Net cash provided by operating activities	**$ -197,275.36**
FINANCING ACTIVITIES	**$208,177.00**
NET CASH INCREASE FOR PERIOD	**$10,901.64**
Cash at beginning of period	18,266.88
CASH AT END OF PERIOD	**$29,168.52**

itracHEALTH Corp.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-664,407
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset-1	-4,017
Payroll Refunds	5,113
Prepaid -Tools & Molds	-1,800
Patent	-7,177
Accounts Payable	-25,984
Accounts Payable:ZURICH MS (JG) - SAFE Promissory Notes - in lieu of Cash	-210,000
CAPITAL One Credit Card (3259)	9,753
CHASE "INK" CMG CC:Credit Card (5276)	0
Credit Card (5268)	1,430
Direct Deposit Payable	-164
Loan Payable - Cesar & Myrna Garcia (MYMADA)	389,402
Payroll Liabilities:Federal Taxes (941/944)	-2,995
Payroll Liabilities:Federal Unemployment (940)	-14
Payroll Liabilities:FL Unemployment Tax	12
Payroll Liabilities:NC Income Tax	-814
Payroll Liabilities:NC Unemployment Tax	-271
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**152,474**
Net cash provided by operating activities	**$ -511,934**
INVESTING ACTIVITIES	
Software License - Durable	-99
Rent Deposit	2,609
Net cash provided by investing activities	**$2,510**
FINANCING ACTIVITIES	
Additional Paid-In Capital	139,627
Opening Balance Equity	0
Owner's Equity - SAFE Investments:Owner's Equity - Douglas Treisman - SAFE Cash Contribution	25,000
Owner's Equity - SAFE Investments:Owner's Equity - GIlberto Gomez- SAFE Issued in Lieu of Cash	105,000
Owner's Equity - SAFE Investments:Owner's Equity - Wefunder Tranche 1 - SAFE Cash	85,600
Owner's Equity - SAFE Investments:Owner's Equity - White Raven Investments LLC - SAFE issued I/L Cash	105,000
Net cash provided by financing activities	**$460,227**
NET CASH INCREASE FOR PERIOD	**$ -49,197**
Cash at beginning of period	67,464
CASH AT END OF PERIOD	**$18,267**

itracHEALTH Corp
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Additional Paid-In Capital	433,597.00	293,970.00
Common Stock	175,000.00	175,000.00
Members Equity	(2,323,500.88)	(2,323,500.88)
Opening Balance Equity	(503,719.28)	(503,719.28)
Options - Shareholder Value (I/L Cash)	84,000.00	84,000.00
Owner's Equity – SAFE Investments	1,407,210.55	947,210.55
Net Income (Loss)	(504,435.49)	(664,407.45)
Total Equity	**(1,687,078.55)**	**(1,391,820.06)**

itracHEALTH Corp
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

itracHEALTH Corp (the "Company") is a corporation organized on October 19, 2015 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.